Management’s Discussion and Analysis Alithya Group inc. For the three and nine months ended December 31, 2025

Exhibit 99.2

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three and nine months ended December 31, 2025. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three and nine months ended December 31, 2025 and 2024 (the "Q3 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2025. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are in U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to numbers rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to February 12, 2026, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 2

business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI driven solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients in the financial services, insurance, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, professional services, and other sectors. By developing industry-specific solutions and services

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 3

deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.
As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 4

business transformation. We are committed to helping clients modernize operations, enhance customer experience, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experience, assisting its clients in achieving their missions, and creating greater value for its investors.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 5

More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.

(1) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, loss on disposal of property and equipment and right-of-use assets and loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, loss on disposal of property and equipment and right-of-use assets and loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 11.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

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For the three and nine months ended December 31, 2025	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 9

6. Financial Highlights

Results of Operations	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	115,162	115,761	363,612	348,150
Gross Margin	36,514	37,385	119,087	110,043
Gross Margin as a Percentage of Revenues (1)	31.7%	32.3%	32.8%	31.6%
Selling, General and Administrative Expenses	28,460	28,814	90,329	86,342
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	24.7%	24.9%	24.8%	24.8%
Net Earnings (Loss)	676	(3,716)	(30,100)	(6,748)
Basic and Diluted Earnings (Loss) per Share	0.01	(0.04)	(0.31)	(0.07)
Adjusted Net Earnings (2)	5,054	5,719	21,041	15,923
Adjusted Net Earnings per Share (2)	0.05	0.06	0.21	0.17
Adjusted EBITDA (3)	9,982	10,275	34,399	29,631
Adjusted EBITDA Margin (3)	8.7%	8.9%	9.5%	8.5%

Other	December 31,	March 31,
(in $ thousands, except Backlog and DSO)	2025	2025
	$	$
Total Assets	373,953	425,980
Non-Current Financial Liabilities (4)	112,365	112,668
Total Long-Term Debt	114,809	109,919
Net Debt (5)	101,865	93,963

Backlog (1)	14 months	16 months
DSO (1)	59 days	50 days

Shares, Stock Options and Share Units as at	February 11,
2026
Subordinate Voting Shares	92,368,785
Multiple Voting Shares	7,326,880
Stock Options (6)	3,045,892
Deferred Share Units ("DSUs")	1,762,817
Restricted Share Units ("RSUs")	3,191,310
Performance Share Units ("PSUs")	3,839,300

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 10

(4) Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 11.6 titled "Long-Term Debt and Net Debt".
(5) This is a non-IFRS financial measure. Refer to 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 11.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
(6) Includes 200,000 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 11

For the three months ended December 31, 2025:
•Revenues decreased 0.5% to $115.2 million, compared to $115.8 million for the same quarter last year. 82.2% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 2.4% to $36.5 million, compared to $37.4 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 31.7%, compared to 32.3% for the same quarter last year.
•Net earnings increased to $0.7 million, or $0.01 per share, compared to a loss of $3.7 million, or a loss of $0.04 per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $0.6 million, or 11.6%, to $5.1 million, from $5.7 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.05, compared to $0.06 for the same quarter last year.
•Adjusted EBITDA(3) decreased by $0.3 million, or 2.9%, to $10.0 million, for an Adjusted EBITDA Margin(3) of 8.7% of revenues, compared to $10.3 million, for an Adjusted EBITDA Margin of 8.9% of revenues, for the same quarter last year.
•Net cash from operating activities was $25.5 million, representing an increase of $13.8 million, compared to $11.7 million for the same quarter last year.
•Q3 Bookings(1) reached $130.9 million, which translated into a Book-to-Bill Ratio(1) of 1.14 for the quarter, compared to Bookings of $138.4 million and a Book-to-Bill Ratio of 1.20 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at December 31, 2025.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 12

7. Business Acquisition
eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce it’s smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total purchase consideration, in the amount of US$20,640,000 ($28,363,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$283,000 ($389,000) of final working capital adjustment (iii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities; (iv) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (v) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
For the three and nine months ended December 31, 2025, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately nil and $883,000, respectively. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.
Please refer to Note 3 of Alithya's Q3 Financial Statements for additional details regarding the eVerge Acquisition, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 13

8. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2025	2024	2025	2024
	$	$	$	$
Revenues	115,162	115,761	363,612	348,150
Cost of revenues	78,648	78,376	244,525	238,107
Gross margin	36,514	37,385	119,087	110,043

Operating expenses
Selling, general and administrative expenses	28,460	28,814	90,329	86,342
Business acquisition, integration and reorganization costs (recovery)	(372)	(1,244)	(2,210)	88
Depreciation	668	1,168	2,711	3,365
Amortization of intangibles	4,125	4,810	14,397	14,089
Impairment of goodwill and intangibles	—	5,144	38,028	5,144
Foreign exchange loss (gain)	581	(687)	1,278	(445)
	33,462	38,005	144,533	108,583
Operating income (loss)	3,052	(620)	(25,446)	1,460
Net financial expenses	2,339	2,372	7,305	6,246
Earnings (loss) before income taxes	713	(2,992)	(32,751)	(4,786)
Income tax expense (recovery)
Current	1,503	479	2,291	778
Deferred	(1,466)	245	(4,942)	1,184
	37	724	(2,651)	1,962
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)
Basic and diluted earnings (loss) per share	0.01	(0.04)	(0.31)	(0.07)

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 14

8.1 Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended December 31,			For the nine months ended December 31,
(in $ thousands, except for percentages)	2025	2024	% (2)	2025	2024	% (2)

Total Alithya revenue as reported	115,162	115,761	(0.5)%	363,612	348,150	4.4%
Variation prior to foreign currency impact	(0.8)%			3.8%
Foreign currency impact	0.3%			0.6%
Variation over previous period	(0.5)%			4.4%
U.S.
Constant dollar revenue	55,124	48,848	12.8%	176,512	146,364	20.6%
Foreign currency impact	(171)			1,042
U.S. revenue as reported	54,953	48,848	12.5%	177,554	146,364	21.3%
Canada
Constant dollar revenue	54,024	61,695	(12.4)%	168,873	186,472	(9.4)%
Foreign currency impact	—			—
Canada revenue as reported	54,024	61,695	(12.4)%	168,873	186,472	(9.4)%
International
Constant dollar revenue	5,687	5,218	9.0%	15,976	15,314	4.3%
Foreign currency impact	498			1,209
International revenue as reported	6,185	5,218	18.5%	17,185	15,314	12.2%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
(2) The percentages represent Constant Dollar Growth, which is a non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $115.2 million for the three months ended December 31, 2025, representing a decrease of $0.6 million, or 0.5%, from $115.8 million for the three months ended December 31, 2024.
U.S. revenues increased by $6.2 million, or 12.7%, to $55.0 million for the three months ended December 31, 2025, from $48.8 million for the three months ended December 31, 2024, due primarily to revenues from the eVerge Acquisition and organic growth in enterprise transformation services, partially offset by an unfavorable US$ exchange rate impact of $0.2 million between the two periods.
Revenues in Canada decreased by $7.7 million, or 12.5%, to $54.0 million for the three months ended December 31, 2025, from $61.7 million for the three months ended December 31, 2024. The decrease in revenues was due primarily to reduced revenues from government contracts and certain client projects reaching maturity, partially offset by revenues from the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024 (the “XRM Acquisition”, “XRM Vision”).
International revenues increased by $1.0 million, or 19.2%, to $6.2 million for the three months ended December 31, 2025, from $5.2 million for the three months ended December 31, 2024. The increase in revenues was primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $0.5 million between the two periods.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 15

Revenues amounted to $363.6 million for the nine months ended December 31, 2025, representing an increase of $15.4 million, or 4.4%, from $348.2 million for the nine months ended December 31, 2024.
U.S. revenues increased by $31.2 million, or 21.3%, to $177.6 million for the nine months ended December 31, 2025, from $146.4 million for the nine months ended December 31, 2024, due primarily to revenues from eVerge since its acquisition on May 31, 2025, organic growth in enterprise transformation services, increased revenues from business enablement services, higher billing rates, and a favorable US$ exchange rate impact of $1.0 million between the two periods.
Revenues in Canada decreased by $17.6 million, or 9.4%, to $168.9 million for the nine months ended December 31, 2025, from $186.5 million for the nine months ended December 31, 2024. The decrease in revenues was due primarily to certain client projects reaching maturity and a reduction in revenues from government contracts, partially offset by increased revenues from projects in the banking sector and revenues from XRM Vision.
International revenues increased by $1.9 million, or 12.4%, to $17.2 million for the nine months ended December 31, 2025, from $15.3 million for the nine months ended December 31, 2024. The increase in revenues was primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $1.2 million between the two periods.
8.2 Gross Margin
Gross margin decreased by $0.9 million, or 2.4%, to $36.5 million for the three months ended December 31, 2025, from $37.4 million for the three months ended December 31, 2024. Gross margin as a percentage of revenues decreased to 31.7% for the three months ended December 31, 2025, from 32.3% for the three months ended December 31, 2024.
In the U.S., gross margin as a percentage of revenues decreased compared to the same quarter last year, primarily due to decreased utilization rates, partially offset by the increased use of our smart shoring capabilities and a proportionally larger increase in the use of permanent employees compared to subcontractors.
In Canada, gross margin as a percentage of revenues increased compared to the same quarter last year, mainly due to a proportionally larger decrease in the use of subcontractors compared to permanent employees, a positive margin contribution from XRM Vision, and a reduction in revenues from lower gross margin clients in favor of higher-value offerings, partially offset by a slight decrease in utilization rates.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to one client project coming to maturity, which historically had a higher gross margin.
Gross margin increased by $9.1 million, or 8.3%, to $119.1 million for the nine months ended December 31, 2025, from $110.0 million for the nine months ended December 31, 2024. Gross margin as a percentage of revenues increased to 32.8% for the nine months ended December 31, 2025, from 31.6% for the nine months ended December 31, 2024.
In the U.S., gross margin as a percentage of revenues increased for the nine months ended December 31, 2025, compared to the same period last year, due to the increased use of our smart shoring capabilities, higher hourly billing rates, and higher utilization rates.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 16

In Canada, gross margin as a percentage of revenues increased slightly for the nine months ended December 31, 2025, compared to the same period last year, mainly due to a positive margin contribution from XRM Vision and a reduction in revenues from lower gross margin clients in favor of higher-value offerings, partially offset by a slight decrease in utilization rates and tax credits.
International gross margin as a percentage of revenues decreased for the nine months ended December 31, 2025, compared to the same period last year, mainly due to one client project coming to maturity, which historically had a higher gross margin.
8.3 Operating Expenses
8.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $28.5 million for the three months ended December 31, 2025, representing a decrease of $0.3 million, or 1.0%, from $28.8 million for the three months ended December 31, 2024, despite including an increase of $2.6 million of expenses related to XRM Vision and eVerge. Selling, general and administrative expenses as a percentage of revenues amounted to 24.7% for the three months ended December 31, 2025, compared to 24.9% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from variable compensation, and decreased information technology and communications costs, partially offset by expenses from XRM Vision and eVerge, increased occupancy costs, and increased professional fees.
U.S. expenses increased by $0.1 million, or 0.8%, to $13.0 million for the three months ended December 31, 2025, from $12.9 million for the three months ended December 31, 2024, due primarily to $2.0 million of expenses from eVerge and increased business development costs, partially offset by decreased employee compensation costs, resulting mainly from variable compensation, decreased share-based compensation, and decreased information technology and communications costs.
In Canada, expenses decreased by $0.3 million, or 2.0%, to $14.6 million for the three months ended December 31, 2025, from $14.9 million for the three months ended December 31, 2024, due primarily to decreased employee compensation costs, resulting mainly from variable compensation, and decreased recruiting and training fees, partially offset by an increase of $0.6 million of expenses from a full quarter of XRM Vision, and increased occupancy costs, professional fees, and share-based compensation.
International expenses decreased by $0.1 million, or 10.0%, to $0.9 million for the three months ended December 31, 2025, from $1.0 million for the three months ended December 31, 2024, mainly due to a decrease in professional fees.
Selling, general and administrative expenses totaled $90.3 million for the nine months ended December 31, 2025, representing an increase of $4.0 million, or 4.6%, from $86.3 million for the nine months ended December 31, 2024, due to an increase of $7.0 million of expenses from XRM Vision and eVerge, since

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 17

its acquisition on May 31, 2025. Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the nine months ended December 31, 2025 and 2024. The increase in selling, general and administrative expenses was driven mainly by expenses from XRM Vision and eVerge, since its acquisition on May 31, 2025, and increased professional fees and share-based compensation, partially offset by a decrease in employee compensation costs, resulting primarily from $1.5 million of severance consisting of termination and benefit costs for management personnel in the first quarter of last fiscal year, and decreased information technology and communications costs, business development costs, and travel costs.
U.S. expenses increased by $0.5 million, or 1.3%, to $39.9 million for the nine months ended December 31, 2025, from $39.4 million for the nine months ended December 31, 2024, due primarily to $4.4 million of expenses from eVerge, since its acquisition on May 31, 2025, and increased share-based compensation, partially offset by decreased employee compensation costs, including severance consisting of termination and benefit costs for management personnel in the first quarter of last fiscal year, and decreased information technology and communications costs. The increased expenses include an unfavorable US$ exchange rate impact of $0.2 million.
Expenses in Canada increased by $3.5 million, or 8.0%, to $47.4 million for the nine months ended December 31, 2025, from $43.9 million for the nine months ended December 31, 2024, due primarily to $2.6 million of expenses from XRM Vision, and increased professional fees, occupancy costs, and share-based compensation, partially offset by decreased employee compensation costs, resulting primarily from severance consisting of termination and benefit costs for management personnel in the first quarter of last fiscal year, and decreased insurance costs, business development costs, and travel costs.
International expenses amounted to $3.0 million for the nine months ended December 31, 2025 and 2024.
8.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Stock options	15	66	65	135
Share purchase plan – employer contribution	338	329	1,008	1,016
Share-based compensation granted on business acquisitions	289	391	1,217	964
DSUs	171	182	562	546
RSUs	418	290	1,400	850
PSUs	424	446	1,079	917
	1,655	1,704	5,331	4,428

Share-based compensation amounted to $1.7 million for the three months ended December 31, 2025 and 2024. The increased expense related to RSUs was offset by the decrease in share-based compensation granted on the XRM Acquisition.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 18

Share-based compensation amounted to $5.3 million for the nine months ended December 31, 2025, representing an increase of $0.9 million, from $4.4 million for the nine months ended December 31, 2024. The increase in share-based compensation was driven primarily by increased share-based compensation granted on the XRM Acquisition and increased expenses related to RSUs and PSUs.
8.3.3 Business Acquisition, Integration and Reorganization Costs (Recovery)
Business acquisition, integration and reorganization costs recovery amounted to $0.4 million for the three months ended December 31, 2025, representing a decrease of $0.8 million, from $1.2 million for the three months ended December 31, 2024. The decreased recovery was driven primarily by a $2.7 million decrease in contingent consideration recovery related to the earn-out consideration from the acquisition of Datum Consulting Group, LLC and its international affiliates (the "Datum Acquisition", "Datum") adjusted in the same quarter last year, partially offset by a $0.9 million increase in change in fair value of contingent consideration related to the XRM Acquisition as a result of changes in estimates of profitability targets, and a decrease of $1.0 million in acquisition costs related to the XRM Acquisition in the same quarter last year.
Business acquisition, integration and reorganization costs recovery amounted to $2.2 million for the nine months ended December 31, 2025, representing a change of $2.3 million, from a cost of $0.1 million for the nine months ended December 31, 2024. The increase in recovery was driven primarily by a $5.4 million gain from a change in fair value of contingent consideration related to the XRM Acquisition as a result of changes in estimates of profitability targets, net of a $0.3 million loss from a change in fair value of the contingent consideration related to the eVerge Acquisition, partially offset by a $2.7 million decrease in contingent consideration recovery related to the earn-out consideration from the Datum Acquisition adjusted in the last fiscal year.
8.3.4 Depreciation
Depreciation totaled $0.7 million for the three months ended December 31, 2025, compared to $1.2 million for the three months ended December 31, 2024. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.3 million, and depreciation of right-of-use assets, which decreased by $0.2 million.
Depreciation totaled $2.7 million for the nine months ended December 31, 2025, compared to $3.4 million for the nine months ended December 31, 2024. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.3 million, and depreciation of right-of-use assets, which decreased by $0.3 million.
8.3.5 Amortization of Intangibles
Amortization of intangibles totaled $4.1 million for the three months ended December 31, 2025, compared to $4.8 million for the three months ended December 31, 2024. These costs consisted of amortization of non-compete agreements and software, which decreased as certain intangibles were fully amortized compared to the same quarter last year, partially offset by amortization of customer relationships recognized on acquisitions, which increased by $0.5 million following the eVerge and XRM Vision acquisitions.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 19

Amortization of intangibles totaled $14.4 million for the nine months ended December 31, 2025, compared to $14.1 million for the nine months ended December 31, 2024. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $3.0 million following the XRM Vision and eVerge acquisitions, partially offset by decreased amortization of software and non-compete agreements, as certain intangibles were fully amortized compared to the same period last year.
8.3.6 Impairment of Goodwill and Intangibles
An impairment loss of $38.0 million was recognized during the nine months ended December 31, 2025 on goodwill from the Canada and Industry Solutions cash-generating units ("CGU"). This resulted in an impairment loss on goodwill of $26.5 million for the Canada CGU and $9.7 million for the Industry Solutions CGU and in an impairment of intangibles of $1.8 million for the Industry Solutions CGU.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended September 30, 2025, management concluded that profitability targets not being achieved for the Canada and Industry Solutions CGUs constituted an indication of impairment.
For more details on impairment testing of goodwill, refer to Note 5 of the Q3 Financial Statements.
8.3.7 Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.6 million for the three months ended December 31, 2025, compared to a gain of $0.7 million for the three months ended December 31, 2024.
Foreign exchange loss amounted to $1.3 million for the nine months ended December 31, 2025, compared to a gain of $0.4 million for the nine months ended December 31, 2024.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 20

8.4 Other Income and Expenses
8.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Interest on long-term debt	1,912	2,002	5,519	5,454
Interest on lease liabilities	80	118	266	355
Amortization of finance costs	38	55	152	187
Interest accretion on balances of purchase price payable	320	117	908	249
Financing fees	208	155	810	338
Interest income	(219)	(75)	(350)	(337)
	2,339	2,372	7,305	6,246

Net financial expenses amounted to $2.3 million for the three months ended December 31, 2025, representing a decrease of $0.1 million, or 1.4%, from $2.4 million for the three months ended December 31, 2024, driven mainly by increased interest income and decreased interest on long-term debt, partially offset by increased interest accretion on balances of purchase price payable, mainly from the XRM Vision and eVerge acquisitions.
Net financial expenses amounted to $7.3 million for the nine months ended December 31, 2025, representing an increase of $1.1 million, or 16.9%, from $6.2 million for the nine months ended December 31, 2024, driven mainly by increased interest accretion on balances of purchase price payable, mainly from the XRM Vision and eVerge acquisitions, and increased financing fees, partially offset by decreased interest on lease liabilities.
8.4.2 Income Taxes
Income tax expense amounted to $0.04 million for the three months ended December 31, 2025, representing a decrease of $0.7 million, from $0.7 million for the three months ended December 31, 2024. The decrease in income tax expense resulted from the recognition of deferred tax assets related to losses in certain entities, partially offset by an increase in current income tax expense resulting from increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their losses in the current and prior periods.
Income tax recovery amounted to $2.7 million for the nine months ended December 31, 2025, representing a change of $4.7 million, from an expense of $2.0 million for the nine months ended December 31, 2024. The increase in income tax recovery resulted from the recognition of deferred tax assets related to losses in certain entities that met the criteria for recognition during the period and the recognition of a deferred tax asset, related to previous years' net operating losses of the Company that were previously not recognized, in the amount of $1.8 million, probable of being realized as a result of the deferred tax liability pursuant to the eVerge Acquisition. The increase was partially offset by an increase in current income tax expense resulting from increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their losses in the current and prior periods.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 21

8.5 Net Earnings (Loss) and Earnings (Loss) per Share
Net earnings for the three months ended December 31, 2025 were $0.7 million, representing an increase of $4.4 million, from a net loss of $3.7 million for the three months ended December 31, 2024. The increase was due primarily to the decreased impairment of goodwill and intangibles, decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge, decreased depreciation and amortization of intangibles, and decreased income tax expense, partially offset by decreased gross margin, due to decreased utilization rates, decreased business acquisition, integration and reorganization costs recovery, and increased foreign exchange loss for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.01 for the three months ended December 31, 2025, compared to a loss of $0.04 per share for the three months ended December 31, 2024.
Net loss for the nine months ended December 31, 2025 was $30.1 million, representing an increase of $23.4 million, from $6.7 million for the nine months ended December 31, 2024. The increased loss was driven by the $38.0 million impairment of goodwill and intangibles, increased selling, general and administrative expenses, due to an increase of $7.0 million of expenses related to XRM Vision and eVerge, increased foreign exchange loss, and increased net financial expenses, partially offset by increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, increased business acquisition, integration and reorganization costs recovery, resulting primarily from a $5.4 million gain from a change in fair value of contingent consideration related to the XRM Acquisition, and increased income tax recovery for the nine months ended December 31, 2025, compared to the nine months ended December 31, 2024. On a per share basis, this translated into a basic and diluted loss per share of $0.31 for the nine months ended December 31, 2025, compared to $0.07 per share for the nine months ended December 31, 2024.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 22

8.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)
Business acquisition, integration and reorganization costs (recovery)	(372)	(1,244)	(2,210)	88
Amortization of intangibles	4,125	4,810	14,397	14,089
Share-based compensation	1,655	1,704	5,331	4,428
Impairment of goodwill and intangibles	—	5,144	38,028	5,144
Loss on disposal of property and equipment and right-of-use assets and loss on lease termination	273	—	310	—
Severance	—	—	—	1,502
Income tax related to deferred tax asset recognized on purchase price allocation	128	—	(1,820)	—
Effect of income tax related to above items	(1,431)	(979)	(2,895)	(2,580)
Adjusted Net Earnings (1)	5,054	5,719	21,041	15,923
Basic and diluted earnings (loss) per share	0.01	(0.04)	(0.31)	(0.07)
Adjusted Net Earnings per Share (1)	0.05	0.06	0.21	0.17

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Adjusted Net Earnings amounted to $5.1 million for the three months ended December 31, 2025, representing a decrease of $0.6 million, or 11.6%, from $5.7 million for the three months ended December 31, 2024. As explained above, the decrease was primarily due to decreased gross margin, due to decreased utilization rates, and increased foreign exchange loss, partially offset by decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge, decreased depreciation, and decreased income tax expense for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. This translated into Adjusted Net Earnings per Share of $0.05 for the three months ended December 31, 2025, compared to $0.06 for the three months ended December 31, 2024.
Adjusted Net Earnings amounted to $21.0 million for the nine months ended December 31, 2025, representing an increase of $5.1 million, or 32.1%, from $15.9 million for the nine months ended December 31, 2024. As explained above, the increase was primarily due to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge and increased income tax recovery, excluding the recovery related to the eVerge purchase price allocation, partially offset by increased selling, general and administrative expenses, due to an increase of $7.0 million of expenses related to XRM Vision and eVerge, increased foreign exchange loss, and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.21 for the nine months ended December 31, 2025, compared to $0.17 for the nine months ended December 31, 2024.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 23

8.7 Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs (recovery), depreciation and amortization, foreign exchange loss (gain) and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2025
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	54,953	54,024	6,185	115,162

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	42,591	44,460	4,951	92,002
Tax credits	—	(1,432)	—	(1,432)
Licenses and telecommunication	2,050	1,100	162	3,312
Other expenses	1,817	1,406	244	3,467
	46,458	45,534	5,357	97,349
Operating income by segment	8,495	8,490	828	17,813
Head office general and administrative expenses				9,759
Business acquisition, integration and reorganization costs recovery (a)				(372)
Foreign exchange loss				581
Operating income before depreciation and amortization				7,845
Depreciation and amortization				4,793
Operating income				3,052

(a) The change in fair value of the contingent consideration, representing a gain of $914,000 included in business acquisition, integration and reorganization costs recovery, relates to the Canada segment.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 24

	For the three months ended December 31, 2024
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	48,848	61,695	5,218	115,761

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	36,409	52,576	4,216	93,201
Tax credits	—	(1,795)	—	(1,795)
Licenses and telecommunication	1,445	813	110	2,368
Other expenses	1,499	1,272	223	2,994
	39,353	52,866	4,549	96,768
Operating income by segment	9,495	8,829	669	18,993
Head office general and administrative expenses				10,422
Business acquisition, integration and reorganization costs recovery (a)				(1,244)
Foreign exchange gain				(687)
Operating income before depreciation, amortization and impairment				10,502
Depreciation and amortization				5,978
Impairment of goodwill (a)				5,144
Operating loss				(620)

(a) The recovery of $2,738,000 included in business acquisition, integration and reorganization costs recovery and the impairment of goodwill relate to the U.S. segment.

	For the nine months ended December 31, 2025
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	177,554	168,873	17,185	363,612

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	130,419	144,383	14,511	289,313
Tax credits	—	(4,406)	(86)	(4,492)
Licenses and telecommunication	5,464	3,127	512	9,103
Other expenses	5,133	3,767	699	9,599
	141,016	146,871	15,636	303,523
Operating income by segment	36,538	22,002	1,549	60,089
Head office general and administrative expenses				31,331
Business acquisition, integration and reorganization costs recovery (a)				(2,210)
Foreign exchange loss				1,278
Operating income before depreciation, amortization and impairment				29,690
Depreciation and amortization				17,108
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(25,446)

(a) The change in fair value of the contingent consideration, representing a net gain of $5,086,000 and the reorganization costs included in business acquisition, integration and reorganization costs recovery, relate mostly to the Canada segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the U.S. segment.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 25

	For the nine months ended December 31, 2024
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	146,364	186,472	15,314	348,150

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	111,194	158,682	13,035	282,911
Tax credits	—	(5,669)	(15)	(5,684)
Licenses and telecommunication	4,407	2,472	313	7,192
Other expenses	4,893	3,591	676	9,160
	120,494	159,076	14,009	293,579
Operating income by segment	25,870	27,396	1,305	54,571
Head office general and administrative expenses				30,870
Business acquisition, integration and reorganization costs (a)				88
Foreign exchange gain				(445)
Operating income before depreciation, amortization and impairment				24,058
Depreciation and amortization				17,454
Impairment of goodwill (a)				5,144
Operating income				1,460

(a) The recovery of $2,738,000 included in business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment.
For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in the U.S. decreased by $1.0 million, or 10.5%, to $8.5 million for the three months ended December 31, 2025, from $9.5 million for the three months ended December 31, 2024, primarily due to increased employee compensation and subcontractor costs and increased licenses and telecommunication costs, partially offset by increased revenues and a positive margin contribution from eVerge.
Operating income by segment in Canada decreased by $0.3 million, or 3.8%, to $8.5 million for the three months ended December 31, 2025, from $8.8 million for the three months ended December 31, 2024, due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs and a positive margin contribution from XRM Vision.
Operating income for the international segment increased by $0.1 million, or 23.8% to $0.8 million for the three months ended December 31, 2025, from $0.7 million for the three months ended December 31, 2024, primarily due to increased revenues, partially offset by increased employee compensation and subcontractor costs.
Operating income by segment in the U.S. increased by $10.6 million, or 41.2%, to $36.5 million for the nine months ended December 31, 2025, from $25.9 million for the nine months ended December 31, 2024, primarily due to increased revenues and a positive margin contribution from eVerge since its acquisition on May 31, 2025, partially offset by increased employee compensation and subcontractor costs and increased licenses and telecommunication costs.
Operating income by segment in Canada decreased by $5.4 million, or 19.7%, to $22.0 million for the nine months ended December 31, 2025, from $27.4 million for the nine months ended December 31, 2024, primarily

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 26

due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs and a positive margin contribution from XRM Vision.
Operating income for the international segment increased by $0.2 million, or 18.7%, to $1.5 million for the nine months ended December 31, 2025, from $1.3 million for the nine months ended December 31, 2024, primarily due to increased revenues and tax credits, partially offset by increased employee compensation and subcontractor costs and licenses and telecommunication costs.
8.8 EBITDA and Adjusted EBITDA
The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	115,162	115,761	363,612	348,150
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)
Net financial expenses	2,339	2,372	7,305	6,246
Income tax expense (recovery)	37	724	(2,651)	1,962
Depreciation	668	1,168	2,711	3,365
Amortization of intangibles	4,125	4,810	14,397	14,089
EBITDA (1)	7,845	5,358	(8,338)	18,914
EBITDA Margin (1)	6.8%	4.6%	(2.3)%	5.4%
Adjusted for:
Foreign exchange loss (gain)	581	(687)	1,278	(445)
Share-based compensation	1,655	1,704	5,331	4,428
Business acquisition, integration and reorganization costs (recovery)	(372)	(1,244)	(2,210)	88
Impairment of goodwill and intangibles	—	5,144	38,028	5,144
Loss on disposal of property and equipment, intangible and lease modification	273	—	310	—
Severance	—	—	—	1,502
Adjusted EBITDA (1)	9,982	10,275	34,399	29,631
Adjusted EBITDA Margin (1)	8.7%	8.9%	9.5%	8.5%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $7.8 million for the three months ended December 31, 2025, representing an increase of $2.4 million, from $5.4 million for the three months ended December 31, 2024. EBITDA Margin was equal to 6.8% for the three months ended December 31, 2025, compared to 4.6% for the three months ended December 31, 2024.
Adjusted EBITDA amounted to $10.0 million for the three months ended December 31, 2025, representing a decrease of $0.3 million, or 2.9%, from $10.3 million for the three months ended December 31, 2024. As explained above, the decrease was due primarily to decreased gross margin, due to decreased utilization rates, partially offset by decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge. Adjusted EBITDA Margin was 8.7% for the three months ended December 31, 2025, compared to 8.9% for the three months ended December 31, 2024.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 27

EBITDA amounted to a loss of $8.3 million for the nine months ended December 31, 2025, representing a decrease of $27.2 million, from a positive EBITDA of $18.9 million for the nine months ended December 31, 2024, due primarily to the impairment of goodwill and intangibles. EBITDA Margin was equal to (2.3)% for the nine months ended December 31, 2025, compared to 5.4% for the nine months ended December 31, 2024.
Adjusted EBITDA amounted to $34.4 million for the nine months ended December 31, 2025, representing an increase of $4.8 million, or 16.1%, from $29.6 million for the nine months ended December 31, 2024. As explained above, the increase was due primarily to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 9.5% for the nine months ended December 31, 2025, compared to 8.5% for the nine months ended December 31, 2024.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 28

9. Bookings and Backlog
Bookings during the three months ended December 31, 2025 were $130.9 million, which translated into a Book-to-Bill Ratio of 1.14 for the quarter, compared to Bookings of $138.4 million and a Book-to-Bill Ratio of 1.20 for the same quarter last year. The Book-to-Bill Ratio would have been 1.26 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.34 for the same quarter last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Bookings for the trailing twelve months amounted to $440.0 million as at December 31, 2025, which translated into a Book-to-Bill Ratio of 0.90, compared to Bookings of $454.5 million and a Book-to-Bill Ratio of 0.97 as at December 31, 2024. The Book-to-Bill Ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.10 as at December 31, 2024.
For the nine months ended December 31, 2025, Bookings were $339.9 million, which translated into a Book-to-Bill ratio of 0.93, compared to Bookings of $320.6 million and a Book-to-Bill Ratio of 0.92 last year. The Book-to-Bill Ratio would have been 1.03 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.04 last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at December 31, 2025 and 2024, Backlog represented approximately 14 months and 17 months of trailing twelve-month revenues, respectively. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can also be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 29

10. Financial Position

As at	December 31,	March 31,
(in $ thousands)	2025	2025
	$	$
Current assets	130,581	145,705
Non-current assets	243,372	280,275
Total Assets	373,953	425,980

Current liabilities	97,579	117,528
Non-current liabilities	120,976	123,896
Total Liabilities	218,555	241,424
Shareholders' equity	155,398	184,556
Total Liabilities and Shareholders' Equity	373,953	425,980

As at December 31, 2025, total assets and total liabilities and shareholders’ equity were $374.0 million, representing a decrease of $52.0 million, or 12.2%, from $426.0 million as at March 31, 2025.
The $52.0 million decrease in total assets was due primarily to a decrease of $21.8 million in goodwill, mainly due to the impairments of $26.5 million of goodwill in the Canada CGU and $9.7 million of goodwill in the Industry Solutions CGU, net of the addition of $18.6 million of goodwill from the eVerge Acquisition, a decrease of $18.3 million in accounts receivable and other receivables, mainly due to higher invoicing at the end of last year from significant go-live projects, timing of payments prior to the end of the quarter and an unfavorable foreign exchange rate impact, partially offset by the addition of accounts receivable and other receivables from the eVerge Acquisition, a $10.5 million decrease in intangibles due to amortization from the passage of time, partially offset by intangibles acquired in the eVerge Acquisition, a $5.6 million decrease in tax credits receivable due to the receipt of credits earned in a prior year, partially offset by the credits earned in the first three quarters of this year, a $3.0 million decrease in cash, a $1.5 million decrease in prepaids due to the timing of licences payments, and a $1.3 million decrease in right-of-use assets as the Company continues to reduce its footprint and realize synergies. These decreases were partially offset by an increase of $9.8 million in unbilled revenues, mainly due to the timing of major client invoicing.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 11 titled "Liquidity and Capital Resources".
The decrease in total liabilities and shareholders’ equity of $52.0 million consisted of a $22.9 million decrease in liabilities and a $29.2 million decrease in equity(1). The decrease in total liabilities was due primarily to decreases of $16.2 million in accounts payable and accrued liabilities, mainly due to the timing of payments, partially offset by the addition of holdbacks from the eVerge Acquisition, $3.8 million in deferred revenues, mainly due to the timing of invoicing, $2.6 million in lease liabilities, as the Company continues to reduce its footprint and realize synergies, $2.6 million in deferred tax liabilities, mainly caused by the income tax recovery discussed in section 8.4.2, and $2.6 million in contingent consideration, mainly due to a $5.1 million change in fair value of contingent consideration mostly related to the XRM Acquisition, partially offset by an increase of $2.5 million stemming from the eVerge Acquisition. These decreases were partially offset by increases of $4.9 million in long-term debt, as discussed in Section 11.6 titled "Long-Term Debt and Net Debt".
(1) For more details, refer to the interim consolidated statements of changes in shareholders' equity in the Q3 Financial Statements.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 30

11. Liquidity and Capital Resources
11.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2025 and 2024:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net cash from operating activities	25,474	11,685	22,355	31,363
Net cash used in investing activities	(1,913)	(6,669)	(12,128)	(7,341)
Net cash used in financing activities	(28,173)	(3,721)	(12,613)	(19,229)
Effect of exchange rate changes on cash	(253)	369	(626)	441
Net change in cash	(4,865)	1,664	(3,012)	5,234
Cash, beginning of period	17,809	12,429	15,956	8,859
Cash, end of period	12,944	14,093	12,944	14,093

11.2 Cash Flows - Operating Activities
For the three months ended December 31, 2025, net cash from operating activities was $25.5 million, representing an increase of $13.8 million, from $11.7 million for the three months ended December 31, 2024. The cash flows for the three months ended December 31, 2025 resulted primarily from the net earnings of $0.7 million, plus $7.4 million of adjustments to the net earnings, consisting of non-cash items such as depreciation and amortization, unrealized foreign exchange loss, and share-based compensation, and of net financial expenses, partially offset by deferred taxes, a change in fair value of contingent consideration, and realized foreign exchange gain, and by $17.4 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2024 resulted primarily from the net loss of $3.7 million, plus $12.0 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, impairment of goodwill, share-based compensation, and deferred taxes, and of net financial expenses, partially offset by a contingent consideration adjustment and unrealized foreign exchange gain, and by $3.4 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $17.4 million during the three months ended December 31, 2025 were mainly due to the timing of payments, collections, and invoicing and consisted primarily of a $14.7 million decrease in accounts receivable and other receivables, an $8.5 million decrease in tax credits receivable, a $1.1 million decrease in prepaids, a $0.8 million increase in deferred revenues, and a $0.3 million decrease in unbilled revenues, partially offset by an $8.1 million decrease in accounts payable and accrued liabilities. For the three months ended December 31, 2024, favorable changes in non-cash working capital items of $3.4 million consisted primarily of a $14.5 million decrease in accounts receivable and other receivables and a $0.3 million decrease in prepaids, partially offset by a $7.8 million increase in unbilled

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 31

revenues, a $1.8 million increase in tax credits receivable, a $1.4 million decrease in accounts payable and accrued liabilities, and a $0.5 million decrease in deferred revenues.
For the nine months ended December 31, 2025, net cash from operating activities was $22.4 million, representing a decrease of $9.0 million, from $31.4 million for the nine months ended December 31, 2024. The cash flows for the nine months ended December 31, 2025 resulted primarily from the net loss of $30.1 million, plus $58.6 million of adjustments to the net loss, consisting of a $38.0 million impairment of goodwill and intangibles, and other non-cash items such as depreciation and amortization, share-based compensation, unrealized foreign exchange loss, and loss on disposal of property and equipment, intangible and lease termination, and of net financial expenses, partially offset by a change in fair value of contingent consideration, deferred taxes, and realized foreign exchange gain, and $6.2 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2024 resulted primarily from the net loss of $6.7 million, plus $30.4 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, impairment of goodwill, and share-based compensation, and of net financial expenses and deferred taxes, partially offset by a contingent consideration adjustment and unrealized foreign exchange gain, and $7.7 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $6.2 million during the nine months ended December 31, 2025 consisted primarily of a $21.9 million decrease in accounts payable and accrued liabilities, a $10.2 million increase in unbilled revenues, and a $3.6 million decrease in deferred revenues, partially offset by a $22.0 million decrease in accounts receivable and other receivables, a $5.7 million decrease in tax credits receivable, and a $1.7 million decrease in prepaids. For the nine months ended December 31, 2024, favorable changes in non-cash working capital items of $7.7 million consisted primarily of a $21.0 million decrease in accounts receivable and other receivables, a $4.1 million decrease in tax credits receivable, and a $0.9 million decrease in other assets, partially offset by a $9.0 million decrease in accounts payable and accrued liabilities, a $7.7 million increase in unbilled revenues, and a $1.9 million decrease in deferred revenues.
11.3 Cash Flows - Investing Activities
For the three months ended December 31, 2025, net cash used in investing activities was $1.9 million, representing a decrease of $4.8 million, from $6.7 million for the three months ended December 31, 2024. The cash used in the three months ended December 31, 2025 consisted primarily of $0.7 million related to the eVerge Acquisition, net of cash acquired, a working capital adjustment payment of $0.6 million related to the XRM Acquisition, and purchases of property and equipment as part of the ordinary course of the business. In comparison, net cash used in the three months ended December 31, 2024 consisted primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $0.3 million from purchases of property and equipment as part of the ordinary course of the business.
For the nine months ended December 31, 2025, net cash used in investing activities was $12.1 million, representing an increase of $4.8 million, from $7.3 million for the nine months ended December 31, 2024. The cash used in the nine months ended December 31, 2025 consisted primarily of $10.2 million related to the eVerge Acquisition, net of cash acquired, a working capital adjustment payment of $0.6 million related to the XRM Acquisition, and $1.3 million of purchases of property and equipment and intagibles as part of the ordinary course of business. In comparison, the cash used in the nine months ended December 31, 2024 consisted

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 32

primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $1.0 million of purchases of property and equipment and intangibles as part of the ordinary course of business.
11.4 Cash Flows - Financing Activities
For the three months ended December 31, 2025, net cash used in financing activities was $28.2 million, representing an increase of $24.5 million, from $3.7 million for the three months ended December 31, 2024. The cash flows for the three months ended December 31, 2025 resulted primarily from $30.0 million in repayments of the Credit Facility, a $3.5 million repayment of a balance of purchase price related to the XRM Acquisition, $2.0 million in financial expenses paid, $1.1 million in repayments of lease liabilities, and $0.6 in Multiple Voting Shares purchased for cancellation, partially offset by $9.0 million in advances on the Credit Facility, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the three months ended December 31, 2024 resulted primarily from $22.9 million in repayments of the Credit Facility, $2.2 million in financial expenses paid, $1.0 million in repayments of lease liabilities, $0.4 million in repayments of other long-term debt, and $0.3 million for the settlements of RSUs and PSUs, partially offset by $23.0 million in advances on the Credit Facility, net of related transaction costs.
For the nine months ended December 31, 2025, net cash used in financing activities was $12.6 million, representing a decrease of $6.6 million, from $19.2 million for the nine months ended December 31, 2024. The cash flows for the nine months ended December 31, 2025 resulted primarily from $46.7 million in repayments of the Credit Facility, $4.2 million and $3.5 million in repayments of balances of purchase price related to the Datum Acquisition and the XRM Acquisition, respectively, $6.2 million in financial expenses paid, $3.3 million in repayments of lease liabilities, and $0.6 million in Multiple Voting Shares purchased for cancellation, partially offset by $52.4 million in advances on the Credit Facility, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the nine months ended December 31, 2024 resulted primarily from $85.1 million in repayments of the Credit Facility, an $8.5 million repayment of secured loans, $5.8 million in financial expenses paid, a $4.3 million repayment of a balance of purchase price related to the Datum Acquisition, $3.7 million in repayments of lease liabilities, and $0.4 million in Multiple Voting Shares purchased for cancellation, partially offset by $89.3 million in advances on the Credit Facility, net of related transaction costs.
11.5 Capital Resources
Capital resources are summarized in the table below:

As at	December 31,	March 31,
(in $ thousands)	2025	2025
	$	$
Cash	12,944	15,956
Availability under the senior secured revolving credit facility (1)	109,429	112,271
Availability under the operating credit facility (2)	2,739	2,876
	125,112	131,103

(1) Including $50,000,000 (March 31, 2025 - $50,000,000) under an accordion provision. Refer to section 11.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
(2) Refer to Note 7 of the Q3 Financial Statements for further details on the operating credit facility.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 33

Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash, and borrowings.
As at December 31, 2025, additional capital resources available to Alithya amounted to $125.1 million, consisting of cash and availability under its credit facilities, including the accordion provision. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
11.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
(in $ thousands)	2025	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	80,571	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value as at March 31, 2025 of US$3,115,000 ($4,479,000), non-interest bearing (4.4% effective interest rate), matured on July 1, 2025	—	4,431
Balance of purchase price payable with a nominal value of $5,175,000 (March 31, 2025 - $8,625,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	4,703	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,299,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,149,000), maturing on May 31, 2027	9,604	—
Other debt	117	379
Unamortized transaction costs (net of accumulated amortization of $287,000 and $403,000)	(186)	(338)
	114,809	109,919
Current portion of long-term debt	8,318	8,059
	106,491	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 34

The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. For the period up to November 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. Starting November 1, 2025, the total amount of $20,000,000 bears variable interest rate at Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at December 31, 2025 and March 31, 2025.
Total long-term debt as at December 31, 2025 increased by $4.9 million, to $114.8 million, from $109.9 million as at March 31, 2025, despite a favorable US$ exchange rate impact of $3.2 million, due primarily to an increase of $5.7 million in amounts drawn under the Credit Facility, and the addition of a $9.2 million balance of purchase price payable as part of the eVerge Acquisition, partially offset by the repayments of the balances of purchase price payable of $4.2 million related to the Datum Acquisition and of $3.5 million related to the XRM Acquisition.
As at December 31, 2025, cash amounted to $12.9 million and $80.6 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2025, cash amounted to $16.0 million and $77.7 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 35

The following table reconciles long-term debt to Net Debt(1):

As at	December 31,	March 31,
(in $ thousands)	2025	2025
	$	$
Current portion of long-term debt	8,318	8,059
Non-current portion of long-term debt	106,491	101,860
Total long-term debt	114,809	109,919
Less:
Cash	12,944	15,956
Net Debt	101,865	93,963

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
As at December 31, 2025, Net Debt increased by $7.9 million, or 8.4%, to $101.9 million, from $94.0 million as at March 31, 2025, due to an increase in long-term debt, as explained above, and a decrease in cash.
11.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 11.7 of Alithya's MD&A for the year ended March 31, 2025 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2025 outside of Alithya’s ordinary course of business.
11.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 11.8 of Alithya's MD&A for the year ended March 31, 2025 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2025 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 36

12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 8 of Alithya's Q3 Financial Statements.
12.1 Normal Course Issuer Bid
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at December 31, 2025, 347,160 Subordinate Voting Shares were purchased for cancellation under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 37

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2024	2024	2024	2024	2025	2025	2025	2025
Revenues	120,540	120,875	111,514	115,761	125,331	124,158	124,292	115,162
Cost of revenues	81,793	82,345	77,386	78,376	79,240	84,365	81,512	78,648
Gross margin	38,747	38,530	34,128	37,385	46,091	39,793	42,780	36,514
	32.1%	31.9%	30.6%	32.3%	36.8%	32.1%	34.4%	31.7%
Operating expenses
Selling, general and administrative expenses	29,608	31,659	25,869	28,814	29,739	30,573	31,296	28,460
Business acquisition, integration and reorganization costs (recovery)	(1,414)	783	549	(1,244)	(1,322)	2,047	(3,885)	(372)
Depreciation	1,303	1,095	1,102	1,168	1,158	1,065	978	668
Amortization of intangibles	4,795	4,644	4,635	4,810	4,837	4,955	5,317	4,125
Foreign exchange loss (gain)	152	(17)	259	(687)	187	1,166	(469)	581
Impairment of intangibles and goodwill	—	—	—	5,144	—	—	38,028	—
	34,444	38,164	32,414	38,005	34,599	39,806	71,265	33,462
Operating income (loss)	4,303	366	1,714	(620)	11,492	(13)	(28,485)	3,052
Net financial expenses	2,262	2,372	1,502	2,372	2,636	2,840	2,126	2,339
Earnings (loss) before income taxes	2,041	(2,006)	212	(2,992)	8,856	(2,853)	(30,611)	713
Income tax (recovery) expense	(257)	756	482	724	813	(3,038)	350	37
Net earnings (loss)	2,298	(2,762)	(270)	(3,716)	8,043	185	(30,961)	676
Basic and diluted earnings (loss) per share	0.02	(0.03)	—	(0.04)	0.08	—	(0.32)	0.01

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer IT investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated mainly due to organic growth in certain areas of the business and business acquisitions in recent quarters, offset by variations in IT investments in the financial services sector and foreign exchange fluctuations. Gross margin as a percentage of revenues has generally followed an increasing trend, mainly due to higher billing rates, increased efficiencies and use of our smart shoring capabilities, improved project performance, and a steady migration towards higher value-added services in existing areas of the business and through business acquisitions. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of synergies, and, in recent quarters, employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for management personnel. Selling, general and administrative expenses as a percentage of revenues have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, impairment of intangibles and goodwill, and net financial expenses, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 38

14. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2025. The accounting policies have been applied consistently by all entities of the Company.
15. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The amendments to IFRS 7 and IFRS 9 will have no significant impact on the Company’s consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 39

•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.
16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2025, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 40

17. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025. Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s DC&P were not effective as of March 31, 2025 due to the material weakness in internal control over financial reporting described below.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s ICFR was not effective as of March 31, 2025 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 41

In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes for fixed-fee and time and material arrangements applying the input method. Notwithstanding the existence of a material weakness, management has concluded that the Company’s interim condensed consolidated financial statements for the three and nine months ended December 31, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s interim condensed consolidated financial statements for the three and nine months ended December 31, 2025 and (ii) there were no changes to previously released financial results. However, as previously disclosed, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2025, the Company’s ICFR was not effective.
Status on Management’s Remediation Plan
As previously reported under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting” in our MD&A for the fiscal year ended March 31, 2024, in connection with our assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, we determined a material weakness existed related to the control activities in the Company's revenue processes.
During the fiscal year 2025, we prioritized training to control operators and fostered continuous improvement in our documentary evidence protocols. While there had been significant improvements throughout the 2025 fiscal year, our management is continuing to focus on remediation efforts such as to further improve control activities over the validation and documentation, at the required level of precision, of key assumptions applied in the expected labour cost to complete estimates used in the measure of progress to recognize revenues under fixed-fee and time and material arrangements applying the input method.
Management, with the oversight of the Audit and Risk Management Committee, continues to be committed to a strong internal control environment and intends to implement further remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. Although management expects that the remediation of deficiencies in key controls related to its revenue processes for fixed-fee and time and material arrangements applying the input method which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2026, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 42

Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of eVerge, which was acquired on May 31, 2025, the operating results of which are included in the Q3 Financial Statements of the Company. The scope limitation is in accordance with NI 52‑109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, eVerge has contributed revenues of $18.7 million and generated net earnings of $3.1 million, excluding amortization on the intangible assets from the acquisition, change in fair value of contingent consideration, interest accretion and business acquisition costs. In addition, as at December 31, 2025, eVerge's current assets and current liabilities represented approximately 4.0% and 0.9% of consolidated current assets and consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 0.03% and 1.5% of consolidated non-current assets and consolidated non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the Q3 Financial Statements.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2025 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2025.
Changes in Internal Control over Financial Reporting
Other than the impacts of the ongoing remediation plan described above, there have been no changes in the Company’s ICFR during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Management’s Discussion and Analysis
For the three and nine months ended December 31, 2025	| 43